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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                 TO RULES 13d-1(a) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(a)

                               (AMENDMENT NO. 2)*

                          Laminating Technologies, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    513525105
--------------------------------------------------------------------------------
                                 (CUSIP Number)

      Raymond Welt                               David R. Wilson
      Westlake Acquisition Corporation           Heller Ehrman White & McAuliffe
      #205 - 15225 Thrift Avenue                 6100 Columbia Center
      White Rock, BC                             701 Fifth  Avenue
      Canada, V4B 2K9                            Seattle, WA  98101
      (604) 535-5883                             (206) 389-4264


                                  June 3, 1999
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of his Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box .

        NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------                                           -----------------
CUSIP NO.  513525105                    13D                    PAGE 2 OF 8 PAGES
--------------------                                           -----------------

------- ------------------------------------------------------------------------
  1     NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                Westlake Acquisition Corporation
------- ------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [ ]
                                                                         (b) [ ]

------- ------------------------------------------------------------------------
  3     SEC USE ONLY


------- ------------------------------------------------------------------------
  4     SOURCE OF FUNDS*

                WC
------- ------------------------------------------------------------------------
  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E)

------- ------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

                State of Washington
------- ------------------------------------------------------------------------
                        7    SOLE VOTING POWER

     NUMBER OF               -0- shares
                       ----- ---------------------------------------------------
      SHARES            8    SHARED VOTING POWER

   BENEFICIALLY              -0- shares
                       ----- ---------------------------------------------------
   OWNED BY EACH        9    SOLE DISPOSITIVE POWER

 REPORTING PERSON            -0- shares
                       ----- ---------------------------------------------------
       WITH             10   SHARED DISPOSITIVE POWER

                             -0- shares
------- ------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                -0- shares
------- ------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


------- ------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                -0-%
------- ------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

                CO
------- ------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

        This Amendment No. 2 to Schedule 13D is being filed by Westlake Acquisition Corporation, a Washington corporation, ("WAC") with respect to the Common Stock, $.01 par value per share ("Common Stock"), of Laminating Technologies, Inc. ("Laminating Technologies"), as an amendment to the Schedule 13D filed with the Commission on May 6, 1999. Schedule 13D is amended as follows:


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

        (a) Aggregate Number of Shares of Common Stock of Laminating Technologies Beneficially Owned: 0 shares

                Percentage of Common Stock of Laminating Technologies Beneficially Owned (based on 3,185,100 shares of Common Stock outstanding as of January 31, 1999. 0%

        To the best knowledge of WAC, its directors, executive officers and controlling persons beneficially own the following shares of the
        Issuer: -0-

        (b)    Sole Voting Power:           -0- shares
               Sole Dispositive Power:      -0- shares
               Shared Voting Power:         -0- shares
               Shared Dispositive Power:    -0- shares

        (c)    The  following   transactions   in  Common  Stock  of  Laminating
               Technologies were open market sales on The Nasdaq Stock Market effected by WAC during the past 60 days:

              Trade date         Number of Shares          Price
               Of Sales           Of Common Stock        Per Share
               --------           ---------------        ---------
             June 3, 1999             290,100              $. 50


                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            WESTLAKE ACQUISITION CORPORATION



June 10, 1999                               By:    /s/  Ray Welt
(Date)                                             Ray Welt, Vice President